EXHIBIT 7.28

MOUNT KELLETT PETITIONS BRITISH COLUMBIA SUPREME COURT TO APPOINT
INDEPENDENT INSPECTOR OF BAJA MINING

Appointment of Ernst & Young Would Mandate a Report on the Boleo Project Cost Overruns

in Advance of Annual General Meeting

Also Seeks Court Order Directing Baja to Hold AGM on June 21, 2012

Vancouver, British Columbia, May 4, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”), today disclosed that it has filed a petition with the Supreme Court of British Columbia (the “Court”) requesting the appointment of Ernst & Young Inc. (“Ernst & Young”) as an independent inspector of Baja Mining Corp. (TSX: BAJ) (OTCQX: BAJFF) (“Baja”). The petition also seeks an order directing Baja not to postpone its annual general meeting scheduled for June 21, 2012 (the “AGM”). Another shareholder, NorTrust Nominees Limited a/c GU149, is also a petitioner in the action.

In particular, Mount Kellett is asking the Court to empower Ernst & Young to investigate and produce a report for the Court, available to all Baja shareholders in advance of the AGM, upon the following critical questions:

•	What are the actual projected cost overruns in respect of the Boleo copper-cobalt-zinc-manganese mine project and have they been reported accurately to shareholders?

•	From October 1, 2011 onwards, what did senior management know about the escalation of the projected cost overruns?

According to the petition, Mount Kellett has reasonable grounds to believe that management was aware of substantial cost overruns at least as early as January 2012.

Jonathan Fiorello, Chief Operating Officer of Mount Kellett, said, “There are too many unanswered questions about Baja’s business and operations for shareholders to make an informed investment decision

Added Fiorello, “On behalf of all Baja shareholders, we are petitioning the court to appoint an independent inspector mandated with producing a report on the Boleo project and the timeline of internal disclosures leading up to Baja’s announcement of the cost overruns on April 23, 2012. We are also requesting the court order the company to hold its annual general meeting at the set date of June 21, 2012, so that shareholders will have a near-term opportunity to vote on the leadership and future of Baja.”

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $7 billion in assets under management.

Contacts

Sard Verbinnen & Co

Dan Gagnier/Sarah Brown, 212-687-8080